Exhibit Q

                               [REN PRESS RELEASE]

Press Release


         COBE LABORATORIES, INC. PROPOSES TO BUY PUBLIC INTEREST IN ITS
               REN CORPORATION-USA SUBSIDIARY FOR $18.00 PER SHARE.


     COBE Laboratories, Inc., a wholly-owned subsidiary of Gambro AB, today announced a proposal to acquire all of the equity interests in REN Corporation-USA (NASDAQ National Market System: RENL) not currently owned by COBE Laboratories, Inc., including all common shares that may be issued upon the exercise of options and warrants outstanding on July 12, 1995.

     Under the proposed transaction, the public shareholders of REN Corporation-USA would receive $18.00 a share in cash, or an aggregate of approximately
$170 million for all the shares of common stock, no par value (the "Common Stock"), of REN Corporation-USA held by the public. As of the date hereof, COBE Laboratories, Inc. owns approximately 53% of the Common Stock of REN Corporation-USA.

     The offer is subject to the approval of the Board of Directors of REN Corporation-USA, and other conditions customary in transactions of this type.

     The offer also noted that the proposed acquisition price is equivalent to an approximately 18% premium over the average closing price of REN Corporation-USA Common Stock on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

     In response to the offer by COBE Laboratories, Inc., the Board of REN Corporation-USA has established a special committee of its independent directors to consider the terms of the offer and to make recommendations in connection with the offer to the Board of Directors of REN Corporation-USA.

     UBS Securities Inc. is acting as financial advisor to COBE Laboratories, Inc. in connection with the proposed transaction.



July 14, 1995